No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

DETROIT, January  30, 2017 General Motors Co. (NYSE: GM) and Honda (NYSE: HMC) today announced establishment of the auto industry’s first manufacturing joint venture to mass produce an advanced hydrogen fuel cell system that will be used in future products from each company.

Exhibit 2:

On February 3, 2017, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2016.

Exhibit 3:

On February 3, 2017, the Company revises its forecast for consolidated financial results for the fiscal year ending March  31, 2017, which was announced on October 31, 2016.

Exhibit 4:

The Board of Directors of the Company, at its meeting held on February 3, 2017, resolved to make a distribution of surplus (quarterly dividends), the record date of which is December 31, 2016, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 7, 2017

GM and Honda to Establish Industry-First Joint Fuel Cell System Manufacturing Operation in Michigan

Advanced fuel cell technology will be applied to each company’s future products

DETROIT, January 30, 2017 — General Motors Co. (NYSE: GM) and Honda (NYSE: HMC) today announced establishment of the auto industry’s first manufacturing joint venture to mass produce an advanced hydrogen fuel cell system that will be used in future products from each company.

Fuel Cell System Manufacturing, LLC will operate within GM’s existing battery pack manufacturing facility site in Brownstown, Michigan, south of Detroit. Mass production of fuel cell systems is expected to begin around 2020 and create nearly 100 new jobs. The companies are making equal investments totaling $85 million in the joint venture.

Honda and GM have been working together through a master collaboration agreement announced in July 2013. It established the co-development arrangement for a next-generation fuel cell system and hydrogen storage technologies. The companies integrated their development teams and shared hydrogen fuel cell intellectual property to create a more affordable commercial solution for fuel cell and hydrogen storage systems.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2017/c170131eng.html

February 3, 2017

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2016

Tokyo, February 3, 2017 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2016.

Third Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal third quarter ended December 31, 2016 totaled JPY 168.8 billion (USD 1,449 million), an increase of 35.9% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 93.67 (USD 0.80), an increase of JPY 24.76 (USD 0.21) from JPY 68.91 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,501.0 billion (USD 30,055 million), a decrease of 3.2% from the same period last year, due primarily to unfavorable foreign currency translation effects, despite increased revenue in automobile business, financial services business and motorcycle business operations.

Consolidated operating profit for the quarter amounted to JPY 207.6 billion (USD 1,783 million), an increase of 27.4% from the same period last year, due primarily to decreased SG&A expenses, including quality related expenses and continuing cost reduction efforts, despite unfavorable foreign currency effects.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 49.1 billion (USD 422 million), an increase of 8.9% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 260.9 billion (USD 2,240 million), an increase of 29.9% from the same period last year.

Business Segment

Motorcycle Business

For the three months ended December 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sale
	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2016	Change	%	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2016	Change	%
Motorcycle business	4,407	4,523	116	2.6	2,654	2,675	21	0.8
Japan	41	49	8	19.5	41	49	8	19.5
North America	69	68	- 1	- 1.4	69	68	- 1	- 1.4
Europe	33	31	- 2	- 6.1	33	31	- 2	- 6.1
Asia	3,968	4,115	147	3.7	2,215	2,267	52	2.3
Other Regions	296	260	- 36	- 12.2	296	260	- 36	- 12.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal third quarter by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased 4.9%, to JPY 420.6 billion (USD 3,611 million) from the same period last year due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 41.8 billion (USD 359 million), a decrease of 15.4% from the same period last year, due primarily to unfavorable foreign currency effects, despite continuing cost reduction efforts.

Automobile Business

For the three months ended December 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2016	Change	%	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2016	Change	%
Automobile business	1,228	1,312	84	6.8	879	925	46	5.2
Japan	151	170	19	12.6	140	154	14	10.0
North America	466	510	44	9.4	466	510	44	9.4
Europe	43	43	0	0.0	43	43	0	0.0
Asia	503	527	24	4.8	165	156	- 9	- 5.5
Other Regions	65	62	- 3	- 4.6	65	62	- 3	- 4.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers decreased 3.7%, to JPY 2,555.1 billion (USD 21,934 million) from the same period last year due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 129.8 billion (USD 1,115 million), an increase of 86.6% from the same period last year, due primarily to decreased SG&A expenses, including quality related expenses, and continuing cost reduction efforts, despite unfavorable foreign currency effects.

Financial Services Business

Sales revenue from customers in the financial services business operations increased 1.8%, to JPY 452.5 billion (USD 3,884 million) from the same period last year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles, despite unfavorable foreign currency translation effects. Operating profit decreased 17.7% to JPY 42.3 billion (USD 364 million) from the same period last year due mainly to increased SG&A expenses and unfavorable foreign currency effects.

Power Product and Other Businesses

For the three months ended December 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2016	Change	%
Power product business	1,177	1,175	- 2	- 0.2
Japan	62	54	- 8	- 12.9
North America	469	521	52	11.1
Europe	190	190	0	0.0
Asia	344	311	- 33	- 9.6
Other Regions	112	99	- 13	- 11.6

Note: Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended December 31, 2015 and 2016, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from sales to external customers in power product and other businesses decreased 6.6%, to JPY 72.8 billion (USD 625 million) from the same period last year, due mainly to unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 6.3 billion (USD 55 million), an improvement of JPY 1.1 billion (USD 10 million) from the same period last year, due mainly to decreased expenses related to other businesses. Operating loss for aircraft and aircraft engines, included in Power product and other businesses, totaled JPY 12.3 billion (USD 106 million), an improvement of JPY 4.8 billion (USD 42 million) from the same period last year.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 116.49=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2016.

Nine Months Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal nine months ended December 31, 2016 totaled JPY 520.6 billion, an increase of 18.9% from the same period last year. Earnings per share attributable to owners of the parent for the fiscal nine months amounted to JPY 288.86, an increase of JPY 45.85 from JPY 243.01 for the same period last year.

Consolidated sales revenue for the fiscal nine months amounted to JPY 10,235.7 billion, a decrease of 6.5% from the same period last year, due primarily to unfavorable foreign currency translation effects, despite increased revenue in automobile business, financial services business, and motorcycle business operations.

Consolidated operating profit for the fiscal nine months amounted to JPY 702.6 billion, an increase of 23.9% from the same period last year, due primarily to continuing cost reduction efforts, decreased SG&A expenses, including quality related expenses, increased sales revenue and model mix, and the impact of pension accounting treatment, despite the effects of the 2016 Kumamoto Earthquake and unfavorable foreign currency effects.

Share of profit of investments accounted for using the equity method for the fiscal nine months amounted to JPY 116.2 billion, a decrease of 1.2% from the corresponding period last year.

Consolidated profit before income taxes for the fiscal nine months totaled JPY 819.9 billion, an increase of 18.1% from the same period last year.

Business Segment

Motorcycle Business

For the nine months ended December 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016	Change	%	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016	Change	%
Motorcycle business	12,882	13,413	531	4.1	7,939	8,548	609	7.7
Japan	138	111	- 27	- 19.6	138	111	- 27	- 19.6
North America	219	217	- 2	- 0.9	219	217	- 2	- 0.9
Europe	147	151	4	2.7	147	151	4	2.7
Asia	11,390	12,125	735	6.5	6,447	7,260	813	12.6
Other Regions	988	809	- 179	- 18.1	988	809	- 179	- 18.1

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal nine months by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased 7.7%, to JPY 1,262.4 billion from the same period last year, due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 132.5 billion, a decrease of 14.0% from the same period last year, due primarily to a decrease in profit attributable to decreased sales volume and model mix, including the effect of the 2016 Kumamoto Earthquake and unfavorable foreign currency effects, despite continuing cost reduction effects and the impact of pension accounting treatment.

Automobile Business

For the nine months ended December 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016	Change	%	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016	Change	%
Automobile business	3,514	3,743	229	6.5	2,656	2,723	67	2.5
Japan	466	472	6	1.3	430	429	- 1	- 0.2
North America	1,436	1,499	63	4.4	1,436	1,499	63	4.4
Europe	117	133	16	13.7	117	133	16	13.7
Asia	1,303	1,462	159	12.2	481	485	4	0.8
Other Regions	192	177	- 15	- 7.8	192	177	- 15	- 7.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers decreased 7.0%, to JPY 7,395.7 billion from the same period last year due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 446.1 billion, an increase of 66.4% from the same period last year, due primarily to decreased SG&A expenses, including quality related expenses, continuing cost reduction efforts, an increase in sales volume and model mix, and the impact of pension accounting treatment, despite unfavorable foreign currency effects.

Financial Services Business

Sales revenue from customers in the financial services business operations decreased 1.4%, to JPY 1,360.3 billion from the same period last year due mainly to unfavorable foreign currency translation effects, despite an increase in revenue from operating leases and sales of returned lease vehicles. Operating profit decreased 16.1% to JPY 130.7 billion from the same period last year due mainly to increased SG&A expenses and unfavorable foreign currency effects.

Power Product and Other Businesses

For the nine months ended December 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016	Change	%
Power product business	4,010	3,903	- 107	- 2.7
Japan	262	200	- 62	- 23.7
North America	1,805	1,812	7	0.4
Europe	595	580	- 15	- 2.5
Asia	1,030	1,047	17	1.7
Other Regions	318	264	- 54	- 17.0

Note: Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the nine months ended December 31, 2015 and 2016, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from sales to external customers in power product and other businesses decreased by 11.3% to JPY 217.2 billion from the same period last year, due mainly to decreased consolidated unit sales in Power Product business operations. Honda reported an operating loss of JPY 6.8 billion, an improvement of JPY 3.9 billion from the same period last year, due mainly to decreased expenses related to other businesses and the impact of pension accounting treatment. Operating loss for aircraft and aircraft engines, included in Power product and other businesses, totaled JPY 31.7 billion, an improvement of JPY 9.9 billion from the same period last year.

Consolidated Statements of Financial Position for the Fiscal Nine Months Ended December 31, 2016

Total assets increased by JPY 642.5 billion, to JPY 18,871.8 billion from March 31, 2016, mainly due to an increase in Equipment of operating leases and foreign currency translation effects. Total liabilities increased by JPY 92.8 billion, to JPY 11,290.3 billion from March 31, 2016, mainly due to an increase in Financing liability and foreign currency translation effects, despite a decrease in Retirement benefit liabilities. Total equity increased by JPY 549.6 billion, to JPY 7,581.4 billion from March 31, 2016 due mainly to increased Retained earnings attributable to increased Profit for the period and foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal Nine Months Ended December 31, 2016

Consolidated cash and cash equivalents on December 31, 2016 increased by JPY 42.5 billion from March 31, 2016, to JPY 1,800.0 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 458.2 billion for the fiscal nine months ended December 31, 2016. Cash inflows from operating activities decreased by JPY 500.3 billion compared with the same period of the previous fiscal year due mainly to a decrease in cash received from customers, including unfavorable foreign currency translation effects, despite decreased payments for parts and raw materials.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 531.9 billion. Cash outflows from investing activities decreased by JPY 150.8 billion compared with the same period of the previous fiscal year, due mainly to a decrease in Payments for additions to property, plant and equipment.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 89.1 billion. Cash inflows from financing activities increased by JPY 137.9 billion compared with the same period of the previous fiscal year, due mainly to a decrease in repayments of financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2017

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2017, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2017

	Yen (billions)	Changes from FY 2016
Sales revenue	13,800.0	- 5.5%
Operating profit	785.0	+ 55.9%
Profit before income taxes	925.0	+ 45.6%
Profit for the year attributable to owners of the parent	545.0	+ 58.2%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	302.39

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 107 for the full year ending March 31, 2017.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2017 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 4.6
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 193.0
SG&A expenses	+ 364.0
R&D expenses	- 65.0
Currency effect	- 299.0
The impact of pension accounting treatment	+ 84.0

Operating profit compared with fiscal year ended March 31, 2016	+ 281.6

Share of profit of investments accounted for using the equity method	+ 23.9
Finance income and finance costs	- 16.0

Profit before income taxes compared with fiscal year ended March 31, 2016	+ 289.5

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on February 3, 2017, resolved to make the quarterly dividend JPY 24 per share of common stock, the record date of which is December 31, 2016. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2017, is JPY 92 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2015 and 2016

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2016	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016
Sales revenue	3,617,223	3,501,068	10,943,262	10,235,766
Operating profit	163,079	207,685	567,207	702,609
Profit before income taxes	200,890	260,935	694,156	819,993
Profit for the period attributable to owners of the parent	124,187	168,815	437,975	520,610

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	68.91	93.67	243.01	288.86

	U.S. Dollar (millions)
		Three months ended Dec. 31, 2016		Nine months ended Dec. 31, 2016
Sales revenue		30,055		87,868
Operating profit		1,783		6,031
Profit before income taxes		2,240		7,039
Profit for the period attributable to owners of the parent		1,449		4,469

	U.S. Dollar
Earnings per share attributable to owners of the parent		0.80		2.48
Basic and diluted

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2016	Dec. 31, 2016
Assets
Current assets:
Cash and cash equivalents	1,757,456	1,800,011
Trade receivables	826,714	714,973
Receivables from financial services	1,926,014	1,922,220
Other financial assets	103,035	202,798
Inventories	1,313,292	1,386,055
Other current assets	315,115	309,554

Total current assets	6,241,626	6,335,611

Non-current assets:
Investments accounted for using the equity method	593,002	564,571
Receivables from financial services	3,082,054	3,167,587
Other financial assets	335,203	357,891
Equipment on operating leases	3,678,111	4,160,460
Property, plant and equipment	3,139,564	3,205,523
Intangible assets	824,939	797,314
Deferred tax assets	180,828	124,802
Other non-current assets	153,967	158,058

Total non-current assets	11,987,668	12,536,206

Total assets	18,229,294	18,871,817

Liabilities and Equity
Current liabilities:
Trade payables	1,128,041	996,623
Financing liabilities	2,789,620	3,032,889
Accrued expenses	384,614	346,448
Other financial liabilities	89,809	111,378
Income taxes payable	45,872	35,994
Provisions	513,232	404,507
Other current liabilities	519,163	479,926

Total current liabilities	5,470,351	5,407,765

Non-current liabilities:
Financing liabilities	3,736,628	3,892,909
Other financial liabilities	47,755	45,595
Retirement benefit liabilities	660,279	567,758
Provisions	264,978	229,343
Deferred tax liabilities	789,830	901,959
Other non-current liabilities	227,685	245,054

Total non-current liabilities	5,727,155	5,882,618

Total liabilities	11,197,506	11,290,383

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,178)	(26,185)
Retained earnings	6,194,311	6,612,800
Other components of equity	336,115	459,935

Equity attributable to owners of the parent	6,761,433	7,303,735
Non-controlling interests	270,355	277,699

Total equity	7,031,788	7,581,434

Total liabilities and equity	18,229,294	18,871,817

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended December 31, 2015 and 2016

	Yen (millions)
	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2016
Sales revenue	3,617,223	3,501,068
Operating costs and expenses:
Cost of sales	(2,789,606)	(2,736,728)
Selling, general and administrative	(497,167)	(380,356)
Research and development	(167,371)	(176,299)

Total operating costs and expenses	(3,454,144)	(3,293,383)

Operating profit	163,079	207,685

Share of profit of investments accounted for using the equity method	45,097	49,129
Finance income and finance costs:
Interest income	7,218	8,331
Interest expense	(4,406)	(2,593)
Other, net	(10,098)	(1,617)

Total finance income and finance costs	(7,286)	4,121

Profit before income taxes	200,890	260,935
Income tax expense	(61,769)	(74,457)

Profit for the period	139,121	186,478

Profit for the period attributable to:
Owners of the parent	124,187	168,815
Non-controlling interests	14,934	17,663

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	68.91	93.67

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2015 and 2016

	Yen (millions)
	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2016
Profit for the period	139,121	186,478
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	10,325	17,135
Share of other comprehensive income of investments accounted for using the equity method	1,874	2,442
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	13,508	588,833
Share of other comprehensive income of investments accounted for using the equity method	(10,048)	25,597

Total other comprehensive income, net of tax	15,659	634,007

Comprehensive income for the period	154,780	820,485

Comprehensive income for the period attributable to:
Owners of the parent	137,541	778,852
Non-controlling interests	17,239	41,633

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2015 and 2016

	Yen (millions)
	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016
Sales revenue	10,943,262	10,235,766
Operating costs and expenses:
Cost of sales	(8,503,957)	(7,937,259)
Selling, general and administrative	(1,410,722)	(1,126,640)
Research and development	(461,376)	(469,258)

Total operating costs and expenses	(10,376,055)	(9,533,157)

Operating profit	567,207	702,609

Share of profit of investments accounted for using the equity method	117,611	116,212
Finance income and finance costs:
Interest income	21,312	23,139
Interest expense	(13,538)	(8,784)
Other, net	1,564	(13,183)

Total finance income and finance costs	9,338	1,172

Profit before income taxes	694,156	819,993
Income tax expense	(208,818)	(251,911)

Profit for the period	485,338	568,082

Profit for the period attributable to:
Owners of the parent	437,975	520,610
Non-controlling interests	47,363	47,472

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	243.01	288.86

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2015 and 2016

	Yen (millions)
	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016
Profit for the period	485,338	568,082
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	11,561
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(2,303)	18,042
Share of other comprehensive income of investments accounted for using the equity method	(319)	1,643
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(185,534)	135,535
Share of other comprehensive income of investments accounted for using the equity method	(18,452)	(32,088)

Total other comprehensive income, net of tax	(206,608)	134,693

Comprehensive income for the period	278,730	702,775

Comprehensive income for the period attributable to:
Owners of the parent	247,632	661,259
Non-controlling interests	31,098	41,516

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the period
Profit for the period				437,975		437,975	47,363	485,338
Other comprehensive income, net of tax					(190,343)	(190,343)	(16,265)	(206,608)

Total comprehensive income for the period				437,975	(190,343)	247,632	31,098	278,730
Reclassification to retained earnings				(253)	253	—		—
Transactions with owners and other
Dividends paid				(118,950)		(118,950)	(35,251)	(154,201)
Purchases of treasury stock			(11)			(11)		(11)
Equity transactions and others							(2,815)	(2,815)

Total transactions with owners and other			(11)	(118,950)		(118,961)	(38,066)	(157,027)

Balance as of December 31, 2015	86,067	171,118	(26,176)	6,402,345	603,944	7,237,298	267,226	7,504,524

As of and for the nine months ended December 31, 2016

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the period
Profit for the period				520,610		520,610	47,472	568,082
Other comprehensive income, net of tax					140,649	140,649	(5,956)	134,693

Total comprehensive income for the period				520,610	140,649	661,259	41,516	702,775
Reclassification to retained earnings				16,829	(16,829)	—		—
Transactions with owners and other
Dividends paid				(118,950)		(118,950)	(34,172)	(153,122)
Purchases of treasury stock			(7)			(7)		(7)
Equity transactions and others

Total transactions with owners and other			(7)	(118,950)		(118,957)	(34,172)	(153,129)

Balance as of December 31, 2016	86,067	171,118	(26,185)	6,612,800	459,935	7,303,735	277,699	7,581,434

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2015	Nine months ended Dec. 31, 2016
Cash flows from operating activities:
Profit before income taxes	694,156	819,993
Depreciation, amortization and impairment losses excluding equipment on operating leases	493,836	491,994
Share of profit of investments accounted for using the equity method	(117,611)	(116,212)
Finance income and finance costs, net	(10,947)	(47,547)
Interest income and interest costs from financial services, net	(120,419)	(89,139)
Changes in assets and liabilities
Trade receivables	60,095	108,895
Inventories	51,020	(57,852)
Trade payables	(51,047)	(136,278)
Accrued expenses	(34,993)	(34,530)
Provisions and retirement benefit liabilities	105,749	(224,411)
Receivables from financial services	328,043	45,959
Equipment on operating leases	(424,387)	(358,848)
Other assets and liabilities	(61,480)	2,583
Other, net	1,368	(5,353)
Dividends received	61,433	66,158
Interest received	178,208	161,616
Interest paid	(71,223)	(69,291)
Income taxes paid, net of refunds	(123,146)	(99,461)

Net cash provided by operating activities	958,655	458,276
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(485,311)	(384,071)
Payments for additions to and internally developed intangible assets	(177,354)	(115,128)
Proceeds from sales of property, plant and equipment and intangible assets	19,984	15,585
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(2,835)
Proceeds from sales of investments accounted for using the equity method	—	6,466
Payments for acquisitions of other financial assets	(129,871)	(169,010)
Proceeds from sales and redemptions of other financial assets	91,664	117,439
Other, net	(1,977)	(435)

Net cash used in investing activities	(682,865)	(531,989)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,180,654	6,270,259
Repayments of short-term financing liabilities	(6,454,410)	(6,001,894)
Proceeds from long-term financing liabilities	1,413,771	1,247,002
Repayments of long-term financing liabilities	(1,001,637)	(1,240,192)
Dividends paid to owners of the parent	(118,950)	(118,950)
Dividends paid to non-controlling interests	(33,044)	(32,597)
Purchases and sales of treasury stock, net	(11)	(7)
Other, net	(35,168)	(34,497)

Net cash provided by (used in) financing activities	(48,795)	89,124
Effect of exchange rate changes on cash and cash equivalents	(65,272)	27,144

Net change in cash and cash equivalents	161,723	42,555
Cash and cash equivalents at beginning of year	1,471,730	1,757,456

Cash and cash equivalents at end of period	1,633,453	1,800,011

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research and Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research and Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

For the three months ended December 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	442,182	2,652,491	444,590	77,960	3,617,223	—	3,617,223
Intersegment	—	32,065	3,232	4,097	39,394	(39,394)	—

Total	442,182	2,684,556	447,822	82,057	3,656,617	(39,394)	3,617,223

Segment profit (loss)	49,507	69,577	51,494	(7,499)	163,079	—	163,079

For the three months ended December 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	420,630	2,555,102	452,503	72,833	3,501,068	—	3,501,068
Intersegment	—	41,315	3,282	7,492	52,089	(52,089)	—

Total	420,630	2,596,417	455,785	80,325	3,553,157	(52,089)	3,501,068

Segment profit (loss)	41,874	129,835	42,354	(6,378)	207,685	—	207,685

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,368,176	7,950,031	1,380,268	244,787	10,943,262	—	10,943,262
Intersegment	—	96,151	9,600	13,766	119,517	(119,517)	—

Total	1,368,176	8,046,182	1,389,868	258,553	11,062,779	(119,517)	10,943,262

Segment profit (loss)	154,145	268,104	155,803	(10,845)	567,207	—	567,207

Segment assets	1,387,628	7,520,141	9,431,907	356,017	18,695,693	(107,448)	18,588,245
Depreciation and amortization	55,122	421,891	460,640	10,157	947,810	—	947,810
Capital expenditures	49,681	581,905	1,474,286	12,284	2,118,156	—	2,118,156
As of and for the nine months ended December 31, 2016
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,262,410	7,395,747	1,360,378	217,231	10,235,766	—	10,235,766
Intersegment	—	114,181	9,751	17,580	141,512	(141,512)	—

Total	1,262,410	7,509,928	1,370,129	234,811	10,377,278	(141,512)	10,235,766

Segment profit (loss)	132,582	446,198	130,709	(6,880)	702,609	—	702,609

Segment assets	1,388,175	7,547,247	9,643,394	346,414	18,925,230	(53,413)	18,871,817
Depreciation and amortization	54,563	425,096	483,903	10,128	973,690	—	973,690
Capital expenditures	34,651	443,014	1,417,986	7,973	1,903,624	—	1,903,624

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 402,463 million as of December 31, 2015 and JPY 409,969 million as of December 31, 2016 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended December 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	474,543	2,028,572	161,236	759,658	193,214	3,617,223	—	3,617,223
Inter-geographic areas	558,258	118,133	25,257	154,205	772	856,625	(856,625)	—

Total	1,032,801	2,146,705	186,493	913,863	193,986	4,473,848	(856,625)	3,617,223

Operating profit (loss)	27,795	37,905	(5,306)	88,234	(303)	148,325	14,754	163,079

For the three months ended December 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	551,837	1,928,816	131,812	702,134	186,469	3,501,068	—	3,501,068
Inter-geographic areas	601,336	127,122	56,094	145,005	705	930,262	(930,262)	—

Total	1,153,173	2,055,938	187,906	847,139	187,174	4,431,330	(930,262)	3,501,068

Operating profit (loss)	80,383	83,771	(4,642)	82,096	(762)	240,846	(33,161)	207,685

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,463,373	6,133,622	479,375	2,224,302	642,590	10,943,262	—	10,943,262
Inter-geographic areas	1,467,982	300,851	66,868	469,948	2,582	2,308,231	(2,308,231)	—

Total	2,931,355	6,434,473	546,243	2,694,250	645,172	13,251,493	(2,308,231)	10,943,262

Operating profit (loss)	81,766	184,394	(3,127)	269,807	11,414	544,254	22,953	567,207

Assets	4,259,603	10,690,637	642,390	2,505,803	596,279	18,694,712	(106,467)	18,588,245
Non-current assets other than financial instruments and deferred tax assets	2,353,689	4,522,481	111,624	741,779	174,739	7,904,312	—	7,904,312

As of and for the nine months ended December 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,529,395	5,638,046	443,951	2,092,797	531,577	10,235,766	—	10,235,766
Inter-geographic areas	1,507,016	325,940	88,046	416,916	2,114	2,340,032	(2,340,032)	—

Total	3,036,411	5,963,986	531,997	2,509,713	533,691	12,575,798	(2,340,032)	10,235,766

Operating profit (loss)	146,449	293,154	(3,291)	263,699	26,990	727,001	(24,392)	702,609

Assets	4,216,681	10,908,222	623,919	2,591,532	668,010	19,008,364	(136,547)	18,871,817
Non-current assets other than financial instruments and deferred tax assets	2,428,822	4,900,395	109,938	692,492	189,708	8,321,355	—	8,321,355

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Turkey
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 402,463 million as of December 31, 2015 and JPY 409,969 million as of December 31, 2016 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[7] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses, if any, as of the date of this report because there is uncertainty.

2. Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by JPY 19,145 million for the nine months ended December 31, 2015.

3. Impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2016, the Company recognized impairment losses of JPY12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statements of income.

4. Impact of the pension plan amendment on the Company’s consolidated financial position and results of operations

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make the lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old, under the existing plan. In addition, one of the defined benefit pension plans will be replaced by a defined contribution plan.

This plan amendment resulted in a reduction of the defined benefit obligation and recognition of the past service cost through profit or loss. Honda recognized JPY 84,024 million of past service cost (credit), of which JPY 37,197 million is presented in cost of sales, JPY 21,385 million is presented in selling, general and administrative and JPY 25,442 million is presented in research and development in the condensed consolidated statements of income for the nine months ended December 31, 2016. The defined benefit obligation and plan asset were remeasured.

[Translation]

February 3, 2017

To:       Shareholders of Honda Motor Co., Ltd.

From:   Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Revision of Forecast for Consolidated Financial Results

for the Fiscal Year Ending March 31, 2017

Honda Motor Co., Ltd. (the “Company”) revises its forecast for consolidated financial results for the fiscal year ending March 31, 2017, which was announced on October 31, 2016.

Particulars

Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2017

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced on October 31, 2016 (A)	13,400,000	650,000	770,000	415,000	230.26
Forecast revision as of February 3, 2017 (B)	13,800,000	785,000	925,000	545,000	302.39
Change (B-A)	400,000	135,000	155,000	130,000
Percentage change (%)	3.0	20.8	20.1	31.3
(Reference) Results of the fiscal year ended March 31, 2016	14,601,151	503,376	635,450	344,531	191.16

Reason for Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2017

The Company upwardly revises its sales revenue forecast for the fiscal year ending March 31, 2017, which was announced on October 31, 2016, due mainly to favorable foreign currency translation effects, despite a downward revision of unit sales attributable to unfavorable changes in the business environment surrounding the Company. The Company also upwardly revises its forecast for operating profit, profit before income taxes, and profit for the year attributable to owners of the parent for the fiscal year ending March 31, 2017, which were announced on October 31, 2016, mainly due to decreased SG&A expenses and favorable foreign currency effects.

* Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

* These forecasts for consolidated and unconsolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

* For more details, please refer to the Company’s investor relations website

(URL http://world.honda.com/investors/).

[Translation]

February 3, 2017

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2017

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 3, 2017, resolved to make a distribution of surplus (quarterly dividends), the record date of which is December 31, 2016, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2017 as follows:

Particulars

1. Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on October 31, 2016)	Dividends Paid for the Third Quarter in Fiscal 2016
Record Date	December 31, 2016	December 31, 2016	December 31, 2015
Dividends per Share of Common Stock (yen)	24	22	22
Total Amount of Dividends (million yen)	43,254	—	39,650
Effective Date	February 28, 2017	—	February 26, 2016
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2. Details of the Revised Dividend Payments

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Latest Dividend Forecast (Announced on October 31, 2016)	—	—	—	22	88
Projected Dividends	—	—	—	24	92
Dividends Paid in Fiscal 2017	22	22	24	—	—
Dividends Paid in Fiscal 2016	22	22	22	22	88

3. Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account its consolidated earnings performance from a long-term perspective. The Company resolved that a third quarter dividend payment of ¥24 per share of common stock is to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2017. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2017 that was announced on October 31, 2016.